Exhibit 99.1

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and six-month period ended June 30, 2026 and 2025

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Notes	2026	2025	2026	2025
Revenue	4	534,038	476,813	1,070,643	910,266
Cost of services	5	(371,417)	(310,902)	(709,841)	(592,679)
Gross profit		162,621	165,911	360,802	317,587
Selling, general and administrative expenses	6	(64,554)	(53,253)	(129,222)	(106,067)
Other operating income	7	11,390	6,959	19,108	13,560
Other operating expenses		(3,974)	(2,278)	(6,020)	(7,097)
Operating income		105,483	117,339	244,668	217,983
Share of loss in associates		(1,292)	(671)	(2,000)	(1,161)
Income before financial results and income tax		104,191	116,668	242,668	216,822
Financial income	8	19,105	18,089	35,660	28,646
Financial loss	8	(58,212)	(71,525)	(81,257)	(113,715)
Inflation adjustment	8	(3,526)	(1,676)	(7,586)	(5,030)
Income before income tax		61,558	61,556	189,485	126,723
Income tax	9	(8,047)	(10,072)	(55,773)	(40,843)
Income for the period		53,511	51,484	133,712	85,880
Attributable to:
Owners of the parent		52,752	49,341	129,610	88,586
Non-controlling interests		759	2,143	4,102	(2,706)
		53,511	51,484	133,712	85,880
Earnings per share for profit attributable to the ordinary equity holders of the Group:
Basic earnings per share		0.32	0.30	0.79	0.55
Diluted earnings per share		0.32	0.30	0.79	0.55

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Income for the period	53,511	51,484	133,712	85,880

Items that will not be reclassified to loss or profit:
Remeasurements of defined benefit obligations	(3)	92	55	121
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to/from hedge cash flows	(99)	(942)	1,026	230
Income tax impact of the instruments used to/from hedge cash flows	24	631	(246)	(55)
Share of other comprehensive income from associates	(641)	45	(645)	76
Currency translation adjustment	2,665	(49,476)	152,097	(23,352)
Other comprehensive income / (loss) for the period, net of income tax	1,946	(49,650)	152,287	(22,980)
Total comprehensive income for the period	55,457	1,834	285,999	62,900
Attributable to:
Owners of the parent	57,192	9,187	274,071	77,400
Non-controlling interests	(1,735)	(7,353)	11,928	(14,500)
	55,457	1,834	285,999	62,900

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2026	At December 31, 2025
ASSETS
Non-current assets
Intangible assets, net	10	3,417,101	3,137,980
Property, plant and equipment, net		83,390	86,116
Right-of-use asset		16,195	8,933
Investments in associates		10,510	43,344
Other financial assets at fair value through profit or loss		13,830	5,413
Other financial assets at amortized cost		103,942	108,896
Deferred tax assets		15,222	12,638
Inventories		298	294
Other receivables		72,371	60,010
Trade receivables		2	11
		3,732,861	3,463,635
Current assets
Inventories		19,152	14,735
Other financial assets at fair value through profit or loss		8,616	2,451
Other financial assets at amortized cost		159,695	119,633
Other receivables		68,445	66,594
Current tax assets		3,026	10,989
Trade receivables		186,408	177,744
Cash and cash equivalents	11	692,483	592,759
		1,137,825	984,905
Assets classified as held for sale		137	137
		1,137,962	985,042
Total assets		4,870,823	4,448,677

EQUITY	14
Share capital		165,219	165,219
Share premium		221,434	221,434
Treasury shares		(3,632)	(3,918)
Free distributable reserves		378,910	378,910
Non-distributable reserves		1,358,028	1,358,028
Currency translation adjustment		(31,583)	(175,542)
Legal reserves		15,215	10,017
Other reserves		(1,330,323)	(1,332,210)
Retained earnings		1,091,741	964,641
Total attributable to owners of the parent		1,865,009	1,586,579
Non-controlling interests		71,205	74,169
Total equity		1,936,214	1,660,748

LIABILITIES
Non-current liabilities
Borrowings	12	926,085	955,856
Derivative financial instruments liabilities		724	1,223
Deferred tax liabilities		461,398	400,582
Other liabilities	13	779,226	693,493
Lease liabilities		12,198	5,406
Non-current tax liabilities		-	1,636
Trade payables		1,113	1,219
		2,180,744	2,059,415
Current liabilities
Borrowings	12	147,408	139,362
Other liabilities	13	446,412	428,947
Lease liabilities		4,695	4,326
Derivative financial instruments liabilities		369	934
Current tax liabilities		25,469	23,789
Trade payables		129,512	131,156
		753,865	728,514
Total liabilities		2,934,609	2,787,929
Total equity and liabilities		4,870,823	4,448,677

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2026	165,219	221,434	(3,918)	378,910	1,358,028	10,017	(175,542)	(1,332,210)	964,641	1,586,579	74,169	1,660,748
Income for the period	-	-	-	-	-	-	-	-	129,610	129,610	4,102	133,712
Other comprehensive income for the period	-	-	-	-	-	-	143,959	502	-	144,461	7,826	152,287
Share-based payments reserve (Note 14.a and 14.b)	-	-	286	-	-	-	-	1,385	2,688	4,359	-	4,359
Transfer to legal reserve (Note 15.c)	-	-	-	-	-	5,198	-	-	(5,198)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(14,892)	(14,892)
Balance at June 30, 2026	165,219	221,434	(3,632)	378,910	1,358,028	15,215	(31,583)	(1,330,323)	1,091,741	1,865,009	71,205	1,936,214

Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the period	-	-	-	-	-	-	-	-	88,586	88,586	(2,706)	85,880
Other comprehensive income / (loss) for the period	-	-	-	-	-	-	(11,279)	93	-	(11,186)	(11,794)	(22,980)
Share-based payments reserve (Note 14.a and 14.b)	-	-	-	-	-	-	-	405	-	405	-	405
Transfer to legal reserve (Note 15.c)	-	-	-	-	-	2,598	-	-	(2,598)	-	-	-
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(9,525)	(9,525)
Acquisition of non-controlling interests through issuance of shares (Note 14.a, 14.b and 14.c)	1,996	38,004	-	-	-	-	-	(15,854)	-	24,146	(24,146)	-
Other changes in non-controlling interests	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Balance at June 30, 2025	165,219	221,434	(4,094)	378,910	1,358,028	10,017	(127,750)	(1,335,038)	804,499	1,471,225	100,514	1,571,739

(1)  Retained earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2026	2025
Cash flows from operating activities
Income for the period from continuing operations		133,712	85,880
Adjustments for:
Amortization and depreciation		129,615	116,762
Deferred income tax	9	11,604	20,229
Current income tax	9	44,169	20,614
Share of loss in associates		2,000	1,161
Loss on disposals of property, plant and equipment		21	620
Loss on disposal of subsidiaries		1,331	-
Low-value, short-term and variable lease payments		(906)	(1,095)
Share based compensation expenses		4,359	405
Interest expenses	8	44,606	45,474
Other financial results, net		(6,107)	(9,006)
Net foreign exchange	8	(34,899)	10,670
Government subsidies per Covid-19 context		-	(720)
Other accruals		(6,362)	(31)
Inflation adjustment		2,598	(7,269)
Acquisition of intangible assets		(107,459)	(78,594)
Income tax paid		(28,470)	(21,469)
Unpaid concession fees		36,003	34,090
Changes in liability for concessions	8	58,382	46,532
Changes in working capital	17	(79,371)	(68,760)
Net cash provided by operating activities		204,826	195,493

Cash flows from investing activities
Cash contribution in associates		-	(75)
Acquisition of other financial assets		(200,785)	(83,122)
Disposals of other financial assets		150,863	62,366
Acquisition of property, plant and equipment		(6,966)	(6,197)
Acquisition of intangible assets		(1,071)	(550)
Proceeds from property, plant and equipment		35	92
Dividends and cash refunds received from associates		30,189	-
Net cash inflow on disposal of subsidiaries		31	-
Other		4,309	2,565
Net cash used in investing activities		(23,395)	(24,921)

Cash flows from financing activities
Borrowings obtained	12	22,096	11,421
Guarantee deposits		(907)	121
Principal elements of lease payments		(3,082)	(2,002)
Borrowings repaid	12	(54,810)	(59,080)
Interest paid	12	(40,567)	(48,730)
Debt renegotiation expenses	12	(257)	(193)
Dividends paid to non-controlling interests in subsidiaries		(6,195)	(20,982)
Net cash used in financing activities		(83,722)	(119,445)
Increase in cash and cash equivalents from continuing operations		97,709	51,127

Movements in cash and cash equivalents
At the beginning of the period		592,759	439,847
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		2,015	5,834
Increase in cash and cash equivalents from continuing operations		97,709	51,127
At the end of the period	11	692,483	496,808

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Financial risk factors
20	Subsequent events

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information

Corporación América Airports S.A. is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions.

The Company’s shares trade on the NYSE under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by SCF, a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy and Ecuador.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2025. Additionally, on May 4, 2026, CAAP sold its equity interest in CAER, resulting in the loss of control over the subsidiary, for a total consideration of USD 720, which has been fully collected.

The fiscal year begins on January 1 and ends on December 31.

These Condensed Consolidated Interim Financial Statements have been approved for issuance by the Board of Directors on August 18, 2026.

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2025. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS.

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of these Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities. The significant judgments and key sources of estimation uncertainty are consistent with those described in the audited Consolidated Financial Statements for the year ended December 31, 2025.

Assets and liabilities are classified as current if settlement is expected within twelve months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2025.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

Argentina continues to be considered a hyperinflationary economy in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies”. Accordingly, the financial information of subsidiaries and associates whose functional currency is the Argentine peso has been restated for the effects of inflation and translated into U.S. dollars according to the procedures stated in Note 2.X of the Consolidated Financial Statements for the year ended December 31, 2025.

The inflation adjustment and the translation of comparative amounts in the current period is included in Currency translation adjustment line. The estimated price index as of June 30, 2026, was 11,839.54 (10,121.37 as of December 31, 2025) and the conversion factor derived from the indexes for the six-month period ended June 30, 2026, was 1.17 (1.15 for the six-month period ended June 30, 2025).

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchange rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

New and amended standards

The following accounting standards and interpretations became applicable for the annual period commencing on or after January 1, 2026:

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

- Annual improvements to IFRS – Volume 11.

The Consolidated Financial Statements for the year ended December 31, 2025 include a discussion of the implications of these amendments and improvements.

The amendments and improvements listed above did not have any material impact on these Condensed Consolidated Interim Financial Statements.

New and amended standards not yet adopted by the Group

The following accounting standards and interpretations have been published but their respective application is not mandatory for reporting periods ending December 31, 2026 and have not been early adopted by the Group:

- Presentation and Disclosures in Financial Statements – IFRS 18 (effective for annual periods beginning on or after 1 January 2027).

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.

Although the adoption of IFRS 18 will not have an impact on the Group´s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact on how operating profit is calculated and reported. From the high-level impact assessment performed by the Group, it is expected that certain foreign exchange results may need to be disaggregated and presented within other foreign exchange result lines classified in the operating income/(loss) or the investing income/(loss) categories. The Group continues to assess the impact of IFRS 18 on the consolidated financial statements.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

Basis of presentation (Cont.)

New and amended standards not yet adopted by the Group (Cont.)

- Accounting of regulatory assets and liabilities – IFRS 20 (effective for annual periods beginning on or after January 1, 2029).

IFRS 20 applies to entities subject to a specific type of rate regulation. It aims to help investors to better understand how that rate regulation affects an entity’s financial performance, financial position and its prospects for future cash flows.

The Group is currently assessing the impacts IFRS 20 could have on the consolidated financial statements.

3            Segment information

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which contains definitions and further information regarding the Group´s reportable operating segments.

The segment information and the definitions of segment performance measures presented in these Condensed Consolidated Interim Financial Statements are consistent with those disclosed in Notes 2.W and 4 to the audited Consolidated Financial Statements for the year ended December 31, 2025.

The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

For the three-month period ended June 30, 2026	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
Revenue
Aeronautical revenue (*)	123,043	13,133	21,177	27,072	21,454	25,290	231,169
Non-aeronautical revenue (*)
Commercial revenue	95,568	21,384	22,555	75,326	8,405	16,430	239,668
Construction service revenue	38,554	118	8,401	4,042	-	12,242	63,357
Other revenue	-	-	6	-	-	2,353	2,359
Revenue	257,165	34,635	52,139	106,440	29,859	56,315	536,553
Salaries and social security contributions	(51,388)	(6,485)	(10,983)	(8,097)	(3,466)	(9,131)	(89,550)
Concession fees	(31,756)	(6,284)	(6,098)	-	(9,633)	(3,164)	(56,935)
Construction service cost	(38,478)	(118)	(8,401)	(3,924)	-	(9,604)	(60,525)
Maintenance expense	(33,760)	(1,362)	(5,584)	(2,144)	(1,552)	(4,148)	(48,550)
Amortization and depreciation	(42,027)	(3,241)	(3,149)	(2,396)	(2,107)	(3,017)	(55,937)
Cost of fuel	-	(95)	(1,089)	(51,898)	-	-	(53,082)
Other operational expenditures	(31,566)	(5,593)	(6,723)	(5,053)	(5,932)	(11,756)	(66,623)
Operational expenditure	(228,975)	(23,178)	(42,027)	(73,512)	(22,690)	(40,820)	(431,202)
Other operating income	5,335	32	12	446	6	207	6,038
Other operating expenses	(1,796)	-	(313)	(390)	(4)	(162)	(2,665)
Operating income	31,729	11,489	9,811	32,984	7,171	15,540	108,724
Share of income in associates	-	-	-	-	-	33	33
Amortization and depreciation	42,027	3,241	3,149	2,396	2,107	3,017	55,937
Adjusted EBITDA	73,756	14,730	12,960	35,380	9,278	18,590	164,694
Construction service revenue	(38,554)	(118)	(8,401)	(4,042)	-	(12,242)	(63,357)
Construction service cost	38,478	118	8,401	3,924	-	9,604	60,525
Adjusted EBITDA excluding Construction Services	73,680	14,730	12,960	35,262	9,278	15,952	161,862

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the three-month period ended June 30, 2025
Aeronautical revenue (*)	125,012	10,424	20,110	25,007	19,838	22,519	222,910
Non-aeronautical revenue (*)
Commercial revenue	107,016	17,237	21,061	43,936	7,433	14,905	211,588
Construction service revenue	23,931	-	8,622	3,855	-	5,211	41,619
Other revenue	-	-	3	-	-	3,112	3,115
Revenue	255,959	27,661	49,796	72,798	27,271	45,747	479,232
Salaries and social security contributions	(42,151)	(5,789)	(8,896)	(5,564)	(3,090)	(8,166)	(73,656)
Concession fees	(33,765)	(5,310)	(5,729)	-	(8,875)	(2,880)	(56,559)
Construction service cost	(23,865)	-	(8,622)	(3,749)	-	(2,050)	(38,286)
Maintenance expense	(34,726)	(1,315)	(4,664)	(1,480)	(1,890)	(3,371)	(47,446)
Amortization and depreciation	(35,922)	(2,711)	(2,667)	(5,604)	(1,845)	(2,804)	(51,553)
Cost of fuel	-	(66)	(672)	(27,265)	-	-	(28,003)
Other operational expenditures	(32,918)	(4,814)	(5,703)	(4,865)	(5,479)	(12,977)	(66,756)
Operational expenditure	(203,347)	(20,005)	(36,953)	(48,527)	(21,179)	(32,248)	(362,259)
Other operating income	5,789	799	85	36	3	247	6,959
Other operating expenses	(1,611)	-	(105)	(556)	(6)	-	(2,278)
Operating income	56,790	8,455	12,823	23,751	6,089	13,746	121,654
Share of income in associates	-	-	-	-	-	10	10
Amortization and depreciation	35,922	2,711	2,667	5,604	1,845	2,804	51,553
Adjusted EBITDA	92,712	11,166	15,490	29,355	7,934	16,560	173,217
Construction service revenue	(23,931)	-	(8,622)	(3,855)	-	(5,211)	(41,619)
Construction service cost	23,865	-	8,622	3,749	-	2,050	38,286
Adjusted EBITDA excluding Construction Services	92,646	11,166	15,490	29,249	7,934	13,399	169,884

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the six-month period ended June 30, 2026
Aeronautical revenue (*)	302,055	25,484	50,263	47,664	43,263	39,670	508,399
Non-aeronautical revenue (*)
Commercial revenue	203,046	41,739	50,162	120,240	16,514	26,676	458,377
Construction service revenue	61,214	558	18,701	5,898	-	19,309	105,680
Other revenue	-	-	16	-	-	3,293	3,309
Revenue	566,315	67,781	119,142	173,802	59,777	88,948	1,075,765
Salaries and social security contributions	(105,410)	(12,572)	(20,465)	(15,381)	(6,997)	(17,632)	(178,457)
Concession fees	(73,520)	(12,453)	(12,724)	-	(19,411)	(4,991)	(123,099)
Construction service cost	(61,052)	(558)	(18,701)	(5,538)	-	(15,161)	(101,010)
Maintenance expense	(70,337)	(2,634)	(11,759)	(3,812)	(2,832)	(8,482)	(99,856)
Amortization and depreciation	(82,987)	(6,419)	(6,519)	(6,083)	(4,069)	(6,013)	(112,090)
Cost of fuel	-	(169)	(2,341)	(79,885)	-	-	(82,395)
Other operational expenditures	(65,544)	(10,946)	(13,469)	(9,450)	(11,829)	(20,451)	(131,689)
Operational expenditure	(458,850)	(45,751)	(85,978)	(120,149)	(45,138)	(72,730)	(828,596)
Other operating income	12,486	73	73	910	7	207	13,756
Other operating expenses	(2,534)	(32)	(413)	(762)	(6)	(916)	(4,663)
Operating income	117,417	22,071	32,824	53,801	14,640	15,509	256,262
Share of income in associates	-	-	-	-	-	33	33
Amortization and depreciation	82,987	6,419	6,519	6,083	4,069	6,013	112,090
Adjusted EBITDA	200,404	28,490	39,343	59,884	18,709	21,555	368,385
Construction service revenue	(61,214)	(558)	(18,701)	(5,898)	-	(19,309)	(105,680)
Construction service cost	61,052	558	18,701	5,538	-	15,161	101,010
Adjusted EBITDA excluding Construction Services	200,242	28,490	39,343	59,524	18,709	17,407	363,715

June 30, 2026
Current assets	229,435	148,352	51,596	96,144	44,131	85,427	655,085
Non-current assets	2,126,753	503,804	280,953	226,211	42,474	313,352	3,493,547
Capital Expenditure	61,666	1,182	20,563	9,397	1,667	20,947	115,422
Current liabilities	220,437	306,376	50,249	70,974	41,522	99,620	789,178
Non-current liabilities	800,095	876,562	69,608	258	5,428	158,516	1,910,467

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	Total reportable segment
For the six-month period ended June 30, 2025
Aeronautical revenue (*)	269,422	19,670	45,922	42,428	39,764	34,255	451,461
Non-aeronautical revenue (*)
Commercial revenue	197,916	32,982	44,284	73,722	14,747	23,676	387,327
Construction service revenue	43,070	184	13,157	4,752	-	10,282	71,445
Other revenue	-	-	14	-	-	4,611	4,625
Revenue	510,408	52,836	103,377	120,902	54,511	72,824	914,858
Salaries and social security contributions	(87,956)	(10,503)	(16,492)	(11,269)	(6,277)	(15,179)	(147,676)
Concession fees	(68,183)	(10,539)	(11,705)	-	(17,793)	(4,408)	(112,628)
Construction service cost	(42,930)	(184)	(13,157)	(4,619)	-	(4,993)	(65,883)
Maintenance expense	(67,981)	(2,353)	(10,036)	(2,929)	(3,544)	(6,665)	(93,508)
Amortization and depreciation	(70,049)	(5,409)	(5,500)	(11,085)	(3,664)	(5,400)	(101,107)
Cost of fuel	-	(130)	(1,898)	(44,300)	-	-	(46,328)
Other operational expenditures	(62,476)	(9,288)	(11,886)	(9,306)	(10,855)	(21,761)	(125,572)
Operational expenditure	(399,575)	(38,406)	(70,674)	(83,508)	(42,133)	(58,406)	(692,702)
Other operating income	11,990	914	242	151	3	260	13,560
Other operating expenses	(5,789)	(5)	(166)	(1,126)	(11)	-	(7,097)
Operating income	117,034	15,339	32,779	36,419	12,370	14,678	228,619
Share of income in associates	-	-	-	-	-	10	10
Amortization and depreciation	70,049	5,409	5,500	11,085	3,664	5,400	101,107
Adjusted EBITDA	187,083	20,748	38,279	47,504	16,034	20,088	329,736
Construction service revenue	(43,070)	(184)	(13,157)	(4,752)	-	(10,282)	(71,445)
Construction service cost	42,930	184	13,157	4,619	-	4,993	65,883
Adjusted EBITDA excluding Construction Services	186,943	20,748	38,279	47,371	16,034	14,799	324,174

Capital Expenditure	43,207	924	17,692	6,944	727	12,441	81,935

December 31, 2025
Current assets	251,740	112,487	47,710	73,022	61,014	73,155	619,128
Non-current assets	1,852,734	489,453	267,095	225,285	46,023	308,678	3,189,268
Capital Expenditure	123,742	2,832	38,819	22,039	5,225	34,128	226,785
Current liabilities	277,104	279,587	36,875	22,134	51,118	85,034	751,852
Non-current liabilities	764,975	782,678	68,911	127	5,232	151,258	1,773,181

(*) Mainly includes revenues recognized over time, see Note 4.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to income before income tax expense as follows:

	For the three-month period ended June 30, 2026	For the three-month period ended June 30, 2025	For the six-month period ended June 30, 2026	For the six-month period ended June 30, 2025
Adjusted EBITDA - Total reportable segment	164,694	173,217	368,385	329,736
Amortization and depreciation	(55,937)	(51,553)	(112,090)	(101,107)
Intrasegment Adjustments	(28)	28	(36)	28
Unallocated	(4,538)	(5,024)	(13,591)	(11,835)
Financial income	19,105	18,089	35,660	28,646
Financial loss	(58,212)	(71,525)	(81,257)	(113,715)
Inflation adjustment	(3,526)	(1,676)	(7,586)	(5,030)
Income before income tax expense	61,558	61,556	189,485	126,723

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Condensed Consolidated Financial Statements. Additionally, operating income / (loss) is reconciled to income for the period.

	For the three-month period ended June 30, 2026				For the three-month period ended June 30, 2025
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	536,553	(4,568)	2,053	534,038	479,232	(4,589)	2,170	476,813
Operational expenditure	(431,202)	4,540	(9,309)	(435,971)	(362,259)	4,617	(6,513)	(364,155)
Other operating income	6,038	-	5,352	11,390	6,959	-	-	6,959
Other operating expenses	(2,665)	-	(1,309)	(3,974)	(2,278)	-	-	(2,278)
Operating income / (loss)	108,724	(28)	(3,213)	105,483	121,654	28	(4,343)	117,339
Share of income / (loss) in associates	33	-	(1,325)	(1,292)	10	-	(681)	(671)
Financial income				19,105				18,089
Financial loss				(58,212)				(71,525)
Inflation adjustment				(3,526)				(1,676)
Income before income tax expense				61,558				61,556
Income tax				(8,047)				(10,072)
Income for the period				53,511				51,484

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

Reconciliations

	For the six-month period ended June 30, 2026				For the six-month period ended June 30, 2025
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Revenue	1,075,765	(9,310)	4,188	1,070,643	914,858	(8,987)	4,395	910,266
Operational expenditure	(828,596)	9,274	(19,741)	(839,063)	(692,702)	9,015	(15,059)	(698,746)
Other operating income	13,756	-	5,352	19,108	13,560	-	-	13,560
Other operating expenses	(4,663)	-	(1,357)	(6,020)	(7,097)	-	-	(7,097)
Operating income / (loss)	256,262	(36)	(11,558)	244,668	228,619	28	(10,664)	217,983
Share of income / (loss) in associates	33	-	(2,033)	(2,000)	10	-	(1,171)	(1,161)
Financial income				35,660				28,646
Financial loss				(81,257)				(113,715)
Inflation adjustment				(7,586)				(5,030)
Income before income tax expense				189,485				126,723
Income tax				(55,773)				(40,843)
Income for the period				133,712				85,880

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Consolidated financial statements as follows:

	At June 30, 2026				At December 31, 2025
	Total reportable segment	Intrasegment Adjustments	Unallocated	Total	Total reportable segment	Intrasegment Adjustments	Unallocated	Total
Current assets	655,085	(241,799)	724,676	1,137,962	619,128	(193,373)	559,287	985,042
Non-current assets	3,493,547	(15,288)	254,602	3,732,861	3,189,268	(15,568)	289,935	3,463,635
Capital Expenditure	115,422	-	-	115,422	226,785	-	2	226,787
Current liabilities	789,178	(241,775)	206,462	753,865	751,852	(193,604)	170,266	728,514
Non-current liabilities	1,910,467	(15,690)	285,967	2,180,744	1,773,181	(15,496)	301,730	2,059,415

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Aeronautical revenue	231,169	222,910	508,399	451,461
Non-aeronautical revenue
Commercial revenue	236,827	209,169	452,625	382,735
Construction service revenue	63,357	41,619	105,680	71,445
Other revenue	2,685	3,115	3,939	4,625
	534,038	476,813	1,070,643	910,266

Timing of revenue recognition

Over time	387,948	369,999	805,776	711,096
At a point in time	59,984	30,511	93,307	50,698
Revenues from sub-concession of spaces	86,106	76,303	171,560	148,472
Revenue	534,038	476,813	1,070,643	910,266

5	Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Salaries and social security contributions	(69,331)	(60,680)	(140,248)	(121,911)
Concession fees (1)	(54,346)	(54,067)	(117,849)	(107,875)
Amortization and depreciation (2)	(55,697)	(51,915)	(111,688)	(101,726)
Construction services cost	(60,525)	(38,286)	(101,010)	(65,883)
Maintenance expenses	(46,450)	(45,768)	(96,004)	(90,730)
Cost of fuel	(53,082)	(28,003)	(82,395)	(46,328)
Services and fees	(17,917)	(17,317)	(34,900)	(33,829)
Office expenses	(3,940)	(4,002)	(7,497)	(7,636)
Taxes	(1,491)	(1,412)	(3,044)	(2,667)
Others	(8,638)	(9,452)	(15,206)	(14,094)
	(371,417)	(310,902)	(709,841)	(592,679)

(1)	Includes depreciation for fixed concession assets fee, included within the depreciation in Note 10, of USD 5,613 for the three-month period ended June 30, 2026 (USD 4,782 for the three-month period ended June 30, 2025), and USD 11,196 for the six-month period ended June 30, 2026 (USD 9,598 for the six-month period ended June 30, 2025).

(2)	Includes depreciation of leases of USD 1,293 for the three-month period ended June 30, 2026 (USD 640 for the three-month period ended June 30, 2025), and USD 2,259 for the six-month period ended June 30, 2026 (USD 1,269 for the six-month period ended June 30, 2025).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

6	Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Salaries and social security contributions	(20,604)	(13,338)	(38,909)	(26,385)
Taxes (1)	(15,881)	(14,451)	(34,978)	(30,647)
Services and fees	(13,638)	(12,265)	(28,396)	(24,045)
Amortization and depreciation (2)	(3,276)	(2,609)	(6,394)	(5,146)
Office expenses	(2,683)	(2,648)	(5,628)	(5,045)
Advertising	(2,493)	(1,371)	(3,891)	(2,041)
Maintenance expenses	(2,129)	(1,816)	(3,889)	(2,899)
Insurance	(802)	(876)	(1,647)	(1,801)
Bad debts	(2,214)	(2,506)	(4,706)	(5,014)
Bad debts recovery	1,205	985	3,287	2,000
Other	(2,039)	(2,358)	(4,071)	(5,044)
	(64,554)	(53,253)	(129,222)	(106,067)

(1) Mainly includes taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 236 for the three-month period ended June 30, 2026 (USD 217 for the three-month period ended on June 30, 2025), and USD 463 for the six-month period ended June 30, 2026 (USD 405 for the six-month period ended on June 30, 2025).

7	Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Government grants (1)	5,290	5,624	12,247	11,357
Other	6,100	1,335	6,861	2,203
	11,390	6,959	19,108	13,560

(1)    Corresponds to government grants for the development of airport infrastructure in Group A, operated by AA2000, of the National Airport System in Argentina. There are no unfulfilled conditions or other contingencies related to these grants.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8	Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Interest income	11,383	8,769	23,706	17,058
Foreign exchange results	2,216	6,754	2,245	6,811
Other financial income	5,506	2,566	9,709	4,777
Financial income	19,105	18,089	35,660	28,646

Interest expense	(22,238)	(22,429)	(44,606)	(45,474)
Foreign exchange results (1)	(5,191)	(27,730)	32,654	(17,481)
Changes in liability for concessions (2)	(27,177)	(19,293)	(58,382)	(46,532)
Other financial loss	(3,606)	(2,073)	(10,923)	(4,228)
Financial loss	(58,212)	(71,525)	(81,257)	(113,715)

Inflation adjustment	(3,526)	(1,676)	(7,586)	(5,030)
Inflation adjustment	(3,526)	(1,676)	(7,586)	(5,030)
Net financial results	(42,633)	(55,112)	(53,183)	(90,099)

(1) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency borrowings in AA2000.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

9	Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Current income tax	(8,071)	(11,850)	(44,169)	(20,614)
Deferred income tax	24	1,778	(11,604)	(20,229)
	(8,047)	(10,072)	(55,773)	(40,843)

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2026	5,552,671	9,917	28,805	5,591,393
Acquisitions	106,709	-	1,071	107,780
Disposals	(27)	-	(620)	(647)
Other	153	-	-	153
Transfer from property plant and equipment	7,191	-	-	7,191
Translation differences and inflation adjustment	508,486	(281)	(480)	507,725
	6,175,183	9,636	28,776	6,213,595
Depreciation
Accumulated at January 1, 2026	2,429,479	-	23,934	2,453,413
Depreciation of the period	119,917	-	684	120,601
Disposals	(11)	-	(620)	(631)
Transfer from property plant and equipment	3,774	-	-	3,774
Translation differences and inflation adjustment	219,875	-	(538)	219,337
	2,773,034	-	23,460	2,796,494
At June 30, 2026	3,402,149	9,636	5,316	3,417,101

Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	75,582	-	550	76,132
Disposals	-	-	(144)	(144)
Write-off	(8,772)	-	-	(8,772)
Transfers	1	-	(1)	-
Translation differences and inflation adjustment	125,687	1,110	2,848	129,645
	5,594,798	9,898	27,096	5,631,792
Depreciation
Accumulated at January 1, 2025	2,258,994	-	20,489	2,279,483
Depreciation of the period	109,072	-	416	109,488
Disposals	-	-	(95)	(95)
Write-off	(5,201)	-	-	(5,201)
Translation differences and inflation adjustment	33,663	-	2,550	36,213
	2,396,528	-	23,360	2,419,888
At June 30, 2025	3,198,270	9,898	3,736	3,211,904

During 2026 and 2025 the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian CGU (covering concession assets with a carrying value of USD 553.7 million as of June 30, 2026) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

As of June 30, 2026 and December 31, 2025, the recoverable amount of aforementioned CGU’s exceeded their respective carrying amount.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11	Cash and cash equivalents

	At June 30, 2026	At December 31, 2025
Cash to be deposited	1,255	281
Cash at banks	107,863	171,762
Time deposits	53,105	33,873
Treasury bills	357,397	263,367
Mutual funds	137,235	103,661
Other cash equivalents (1)	35,628	19,815
	692,483	592,759

(1)	Mainly includes interest-bearing bank deposits.

The Group considers that its cash and cash equivalents have low credit risk in view of the external credit ratings of the counterparties and low risk of changes in value.

As of June 30, 2026, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,186 (USD 4,924 as of December 31, 2025).

12	Borrowings

	At June 30, 2026	At December 31, 2025
Non-current
Bank and financial borrowings (**)	298,494	281,644
Notes (*)	627,591	674,212
	926,085	955,856
Current
Bank and financial borrowings (**)	23,468	21,689
Notes (*)	106,907	100,595
Other	17,033	17,078
	147,408	139,362
Total Borrowings	1,073,493	1,095,218

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	1,095,218	1,158,071
Borrowings obtained	22,096	11,421
Borrowings repaid	(54,810)	(59,080)
Interest paid	(40,567)	(48,730)
Accrued interest for the period	44,564	44,372
Debt renegotiation expenses	(257)	(193)
Translation differences and inflation adjustment	7,249	33,817
Balances at the end of the period	1,073,493	1,139,678

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2026 (1)	227,841	196,416	695,465	270,813	1,390,535
At December 31, 2025 (1)	221,588	191,683	681,905	350,081	1,445,257

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2025, which contains further information regarding borrowings.

(*) Notes include the following as of June 30, 2026:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	228.5
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	8.7
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	9.1
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	206.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.6
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	45.3
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.5
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	7.6
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.7
Total							734.5

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below.
(2)	These notes are dollar-linked, denominated in USD but issued and payable in ARS.

(*) Notes include the following as of December 31. 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	232.0
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	9.3
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	20.9
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	62.3
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	50.7
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.5
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	22.9
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.7
Total							774.8

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below.
(2)	These notes are dollar-linked, denominated in USD but issued and payable in ARS.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of June 30, 2026, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	173.3	A
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.4	D
TCU	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.4	D
	BBVA Uruguay	USD	Oct-2033	Fixed	4.30%	13.5	B
TA	Lenders	EUR	Jun-2030	Variable	Euribor plus spread	125.8	A
	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	1.2	B
CAISA	Itaú Uruguay	USD	Apr-2027	Fixed	3.80%	1.2
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	2.7	D
PDS	BROU	USD	Mar-2028	Variable	4.81%	3.5	C
Total						322.0

(**) As of December 31, 2025, significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	168.0	A
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.1	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.5	D
TCU	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.5	D
	BBVA Uruguay	USD	Oct-2033	Fixed	4.30%	6.7	B
TA	Lenders	EUR	Jun-2030	Variable	Euribor plus spread	114.5	A
	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	2.4	B
CAISA	Itaú Uruguay	USD	Apr-2027	Fixed	3.80%	2.4
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	3.7	D
PDS	BROU	USD	Mar-2028	Variable	4.95%	4.5	C
Total						303.3

(1)   A - Secured/guaranteed.

B - Secured/unguaranteed.

C - Unsecured/guaranteed.

D - Unsecured/unguaranteed.

TCU – Additional disbursement

In May 2026, BBVA completed the second disbursement to TCU of USD 6.7 million pursuant to the loan agreement entered into for the expansion of the cargo terminal.

TA – Additional disbursement

In June 2026, Lenders made an additional disbursement of EUR 13.0 million (equivalent to USD 15.1 million) under the financing agreement for the Pisa Airport investment plan.

The Consolidated Financial Statements for the year ended December 31, 2025 includes a detail of the covenants related to Notes, bank and financial borrowings which mainly require the maintenance of certain financial ratios. As of June 30, 2026, the Company and its subsidiaries met the financial covenants under all outstanding financing.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities

	At June 30, 2026	At December 31, 2025
Non-current
Concession fee payable (1)	713,639	622,938
Advances from customers	7,090	8,303
Provisions for legal claims (4)	5,203	6,139
Provision for maintenance costs (2)	24,095	26,588
Other taxes payable	255	287
Employee benefit obligation (3)	4,204	4,180
Other liabilities with related parties (Note 16)	11,089	11,742
Other payables	13,651	13,316
	779,226	693,493

Current
Concession fee payable (1)	299,117	295,860
Other taxes payable	26,853	26,979
Salary payable	49,673	57,224
Other liabilities with related parties (Note 16)	3,727	2,078
Advances from customers	4,083	5,145
Provision for maintenance costs (2)	6,763	5,335
Expenses provisions	2,345	3,501
Provision for legal claims (4)	7,545	7,481
Other payables	46,306	25,344
	446,412	428,947

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2026 (*)	446,412	95,773	298,059	1,534,949	2,375,193
At December 31, 2025 (*)	428,947	93,512	281,274	1,449,136	2,252,869

(*) The amounts disclosed in the table are undiscounted cash flows.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable as of June 30, 2026 and December 31, 2025 relate to the concession agreement between ANAC and ICAB.

Changes in the period for fixed and variable concession fee payable are as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	918,798	748,515
Financial results (*)	58,382	46,532
Other	(50)	(255)
Concession fees accrued	106,653	98,277
Re-equilibrium compensation	-	(793)
Payments	(124,386)	(115,918)
Translation differences and inflation adjustment	53,359	93,904
Balances at the end of the period	1,012,756	870,262

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

As of June 30, 2026, there have been no material changes to the matters related to fixed concession fees payable by ICAB disclosed in Note 23 to the Consolidated Financial Statements for the year ended December 31, 2025.

(2)	Changes in the period of the provision for maintenance costs are as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	31,923	28,106
Accrual of the period	3,091	2,336
Use of the provision	(3,185)	(1,499)
Translation differences and inflation adjustment	(971)	3,695
Balances at the end of the period	30,858	32,638

(3)	Changes in the period of the provision for employee benefits is as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	4,180	3,885
Actuarial loss (in other comprehensive income)	(73)	(159)
Service cost	308	259
Amounts paid in the period	(134)	(230)
Translation differences and inflation adjustment	(77)	305
Balances at the end of the period	4,204	4,060

(4)	Changes in the period of the provision for legal claims is as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	13,620	13,817
Accrual of the period	850	474
Use of the provision	(1,891)	(1,430)
Translation differences and inflation adjustment	169	1,023
Balances at the end of the period	12,748	13,884

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity

a) Share capital, share premium and treasury shares

	At June 30,
Share capital	2026	2025
Balances at the beginning of the period	165,219	163,223
Capital increase (1)	-	1,996
Balances at the end of the period	165,219	165,219

	At June 30,
Share premium	2026	2025
Balances at the beginning of the period	221,434	183,430
Capital increase (1)	-	38,004
Balances at the end of the period	221,434	221,434

(1)            On May 28, 2025, CAAP increased its share capital by the amount of USD 1,996 through the issuance of 1,996,439 new shares having a nominal value of USD 1 each. These new shares were delivered in consideration for the 25% interest in CAIT disclosed in Note 2.B of the Consolidated Financial Statements for the year ended December 31, 2025. As a result of the issuance, the share capital of the Company increased from 163,223 to 165,219 shares. The share premium movement is determined by the difference in the nominal value and the amount determined legally for the subscription. This resulted in an increase of the share premium of the Company from USD 183,430 to USD 221,434.

The remaining shares issued pursuant to the Management compensation plan (defined in Note 30 of the Consolidated Financial Statements for the year ended December 31, 2025) are held in treasury until their allocation to executives and key employees.

	For the six-month period ended June 30,
	2026		2025
Treasury shares	Shares	USD	Shares	USD
Balances at the beginning of the period	2,040,816	3,918	2,132,325	4,094
Transfer of treasury shares to executives and key employees	(148,723)	(286)	-	-
Balances at the end of the period	1,892,093	3,632	2,132,325	4,094

Set out below are summaries of shares granted under the Management compensation plan for the six-month period ended June 30, 2026 and 2025:

	Average price per share	2026	Average price per share	2025
As at January 1,	16.81	81,070	12.44	106,667
Granted during the year	25.06	368,335	-	-
Exercised during the year	(19.99)	(148,723)	-	-
As at June 30,	25.34	300,682	12.44	106,667

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

a) Share capital, share premium and treasury shares (Cont.)

Additionally, below are the monetary value of the shares granted, exercised and accrued (defined in Notes 2.M and 30 of the Consolidated Financial Statements for the year ended December 31, 2025) for the six-month period ended June 30, 2026 and 2025:

	2026			2025
Assignment date	Granted	Exercised	Accrued	Granted	Exercised	Accrued
Apr-2023	-	-	-	-	-	48
Nov-2023	-	-	-	-	-	30
Aug-2024	-	512	99	-	-	327
Sept-2025	-	177	159	-	-	-
Dec-2025	-	188	257	-	-	-
Mar-2026	5,850	1,995	2,679	-	-	-
Apr-2026	340	102	137	-	-	-
Jun-2026	3,040	-	1,028	-	-	-
As at June 30,	9,230	2,974	4,359	-	-	405

b) Other reserves

The movements of Other reserves of the owners of the Company are as follows:

	For the six-month period ended June 30,
	2026	2025
Balances at the beginning of the period	(1,332,210)	(1,319,682)
Change in participation (1)	-	(17,639)
Fair value adjustment on equity issuance (2)	-	1,785
Share-based compensation reserve (Note 14.a)	4,359	405
Exercise of share-based compensation reserve (Note 14.a)	(2,974)	-
Hedge reserve net of income tax	486	34
Remeasurement of defined benefit obligations net for income tax	16	59
Balances at the end of the period	(1,330,323)	(1,335,038)

(1)	Relates to the difference between the fair value of the consideration paid for the acquisition of non-controlling interest in CAI for USD 41,785 and the book value of the non-controlling interest, see Notes 14.a) and c).

(2)	Relates to the difference between the fair value and the subscription price of the newly issued shares, see Note 14.a).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

c) Non-controlling interest

The movements of the non- controlling interest is as follows:

	For the six-month period ended June 30,
	2026	2025
At the beginning of the period	74,169	148,686
(Loss) / income for the period	4,102	(2,706)
Other comprehensive (loss) / income
Currency translation	7,493	(11,997)
Remeasurement of defined benefit obligations	52	81
Cash flow hedge	387	186
Reserve for income tax	(106)	(64)
	7,826	(11,794)
Other changes in non-controlling interest
Changes in the participations –acquisitions (1)	-	(24,146)
Dividends approved (2)	(14,892)	(9,525)
Other	-	(1)
	(14,892)	(33,672)
Non-controlling interest at the end of the period	71,205	100,514

(1)	Relates to the carrying amount of the non-controlling interest in CAI (Note 14.a) for the six-month period ended June 30, 2025.

(2)	As of June 30, 2026, USD 8,697 of the dividends approved to non-controlling interest during the period remained unpaid. As of June 30, 2025, in addition to the dividends approved during the period, USD 11,457 were paid to non-controlling interest corresponding to distributions approved in 2024 but unpaid as of December 31, 2024.

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these Condensed Consolidated Interim Financial Statements are adequate based upon currently available information.

CAER - Tax proceedings

A tax-related claim has been initiated against CAER concerning interest assessed on the advance payment of Corporate Income Tax for fiscal year 2024. Following a review of the information and filings submitted by CAER, in March 2026, the Argentinean tax authority claimed payment of the interests. CAER is currently assessing the appropriate course of action in connection with this matter. The amount currently claimed is approximately ARS 596.4 million (equivalent to USD 0.4 million). As part of the sale agreement of CAER (see Note 1), CAAP has agreed to assume exposure, in the event of an adverse outcome, related to this claim.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

ICAB - Legal proceedings

In June 2026, ICAB was served with a lawsuit filed by a contractor seeking approximately USD 1.2 million in damages and alleging that ICAB had unlawfully terminated the relevant contracts. In mid-July 2026, ICAB filed its statement of defense, arguing, among other things, that the contracts had been lawfully terminated.

AIA - Tax proceedings

AIA is currently challenging before the Administrative Court of the Republic of Armenia additional VAT-related tax liabilities assessed in connection with the 2023 tax inspection, amounting to approximately USD 3.05 million and USD 3.48 million for the 2026 inspection. The proceedings before the Court of First Instance have been completed and the decision is currently pending. Based on the merits of the case and the arguments presented, management, supported by its legal counsel, considers that AIA has strong grounds for a favorable outcome. Any decision of the lower courts may be appealed, and the matter will only be considered finally resolved upon issuance of a final judicial decision.

There are no other lawsuits or legal proceedings additional to the ones included in the Consolidated Financial Statements for the year ended December 31, 2025.

b. Commitments

ECOGAL - Concession Agreement

On January 15, 2026, ECOGAL and the National civil aviation authority executed an addendum to the concession agreement for Seymour Airport, located on Baltra Island, Galápagos, Ecuador. The addendum provides for the rebalancing of the economic and financial equilibrium of the concession agreement, which had been adversely affected by the COVID-19 pandemic, extending the concession by six years through December 31, 2032. Further key changes to the concession agreement are detailed in Note 33 to the Consolidated Financial Statements for the year ended December 31, 2025.

Armenian - Concession Agreement

On January 23, 2026, an amendment agreement with the GOA to amend certain terms of the existing concession agreement of December 17, 2001, was signed, extending the concession by thirty-five years through December 31, 2067 and foreseeing a CAPEX plan of USD 425 million. Further key changes to the concession agreement are detailed in Note 33 to the Consolidated Financial Statements for the year ended December 31, 2025.

CAAP - Award agreement to operate Baghdad International Airport in Iraq

On March 12, 2026, a standby letter of credit issued by Citi Bank, totaling USD 2.1 million, was provided in order to replace the existing counter-guarantee related to this airport concession tender (refer to Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2025). This guarantee will remain in full force until December 1, 2026.

Brazilian Concession Agreement

On June 24, 2026, ICAB entered into an amendment agreement so-called TAA with the Brazilian ANAC in connection with the renegotiation process of the Brasília Airport concession agreement. CAAP indirectly holds a 51% equity interest in ICAB, while Infraero, a Brazilian state-owned company, holds the remaining 49%.

The TAA, which was approved by the Brazilian Federal Court in April 2026, was executed following negotiations involving the Brazilian ANAC, the Ministry of Ports and Airports, and the Federal Court of Accounts.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement (Cont.)

Among other changes, the overall agreement with the Brazilian government provides for:

•	the replacement of the fixed concession fee with a variable concession fee,

•	the exit of Infraero from ICAB’s shareholding structure,

•	the inclusion of 10 regional airports in the concession; and

•	additional investments at Brasília Airport.

Given the material changes to the economic equilibrium of the Brasília Airport concession agreement, the Brazilian Federal Court required that a fast-track competitive public tender process shall be carried out in connection with 100% of the shares of ICAB, which is expected to occur by December 2026. CAAP intends to participate in the tender process. If there are no bids, the amended concession would automatically be granted to ICAB. Subsequent to June 30, 2026, ANAC submitted for public consultation the draft documents related to the renegotiation process, representing a further step in the related administrative proceedings. As of the date of approval of these Condensed Consolidated Interim Financial Statements, the process remained ongoing and subject to the completion of the applicable regulatory, competition and contractual procedures. Consequently, no adjustments were made to the assets and liabilities recognized as of June 30, 2026 with respect of the Brazilian concession.

Guarantees related to concession agreements in Argentina and Italy

In April 2026, AA2000 increased the performance guarantee related to its concessions from ARS 32,978.6 million (approximately USD 22.7 million) as of December 31, 2025, to ARS 42,373.0 million (approximately USD 28.6 million) as of June 30, 2026.

Suretyships provided to third parties on behalf of TA in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements increased from EUR 8.5 million as of December 31, 2025 (equivalent to USD 10.0 million) to EUR 12.8 million as of June 30, 2026 (equivalent to USD 14.6 million).

Other commitments

As stated in Note 26.b of the Consolidated Financial Statements for the year ended December 31, 2025, UniCredit Bank issued a EUR 1.2 million guarantee (USD 1.4 million equivalent) in favor of CAAP in connection with an airport concession tender. On April 27, 2026, the guarantee has been extended through August 9, 2027.

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2026 and December 31, 2025, equity as defined under Lux GAAP consisted of:

	At June 30, 2026	At December 31, 2025
Share capital	165,219	165,219
Share premium	221,434	221,434
Reserve for own shares	3,632	3,918
Legal reserves	15,215	10,017
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,354,395	1,354,109
Retained earnings	319,606	187,460
Total equity in accordance with Luxembourg law	2,458,411	2,321,067

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends (Cont.)

On May 13, 2026, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2025 and resolved to allocate USD 5,198, representing 5% of the profit generated during the 2025 financial year, to the legal reserve. Luxembourg law requires this allocation until legal reserve equals 10% of the Company´s share capital.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

CAAP is controlled by ACI Airports S.à r.l., which is controlled by CAI, previously denominated America Corporation International S.à r.l., both of which are Luxembourg based companies.

CAI is controlled by SCF (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not Associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Summary of balances with related parties are:

	At June 30, 2026	At December 31, 2025
Period-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables owed by Associates	1,683	1,480
Trade receivables owed by other related parties	2,156	1,913
Other receivables owed by Associates	1,274	2,238
Other receivables owed by other related parties	9,357	9,478
Other financial assets with Associates	2,485	2,408
Other financial assets with other related parties (1)	71,410	69,729
Trade payables to Associates	(4,908)	(4,078)
Trade payables to other related parties	(5,784)	(4,184)
	77,673	78,984

(b) Other liabilities
Other liabilities owed to Associates (2)	(11,999)	(12,651)
Other liabilities to other related parties	(2,817)	(1,169)
	(14,816)	(13,820)
(c) Other balances
Cash and cash equivalents placed with other related parties	18,801	28,142
	18,801	28,142

(1) As of June 30, 2026 and December 31, 2025, mainly includes a loan and time deposits to other related parties with principal amount of USD 16.7 million and USD 50.0 million respectively.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

As of June 30, 2026, the loan denominated in USD accrues interest at a fixed annual rate of 8.0% and matures in December 2026.

Time deposits with related parties include the following deposits with Converse Bank as of June 30, 2026 and December 31, 2025:

Contract date	Maturity date	Interest rate	Contract currency	Contract amount (In million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Feb-25	Feb-28	5.00%	USD	20.0
Jul-25	Jul-28	4.75%	USD	10.0
Aug -25	Aug-28	5.00%	USD	5.0
Aug -25	Aug -28	10.50%	DRAM	5.0
Total				50.0

The Group´s investments reported in Other financial assets with related parties are considered to be low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

(2) Includes deferred income from Associates.

Summary of transactions with related parties are:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
Transactions
Aeronautical/Commercial revenue	7,418	7,436	14,833	14,219
Fees	(3,586)	(3,654)	(7,616)	(7,347)
Interest accruals	1,330	929	2,132	1,708
Acquisition of goods and services	(12,683)	(10,606)	(22,975)	(19,075)
Compensation to the Group’s key staff	(1,699)	(1,558)	(3,775)	(2,850)
Others	3,298	(850)	2,346	(1,643)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 1,572 as of June 30, 2026 (USD 3,470 as of December 31, 2025). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 2,385 as of June 30, 2026 (USD 3,556 as of June 30, 2025).

As mentioned in Note 22 of the audited Consolidated Financial Statements for the year ended December 31, 2025, certain guarantees related to financial liabilities have been received from PDS’s Chairman for an amount of USD 0.6 million.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the six-month period ended June 30,
Changes in working capital	2026	2025
Other receivables and credits	(42,963)	(22,328)
Inventories	(3,889)	981
Other liabilities	(32,519)	(47,413)
	(79,371)	(68,760)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2026	2025
Intangible assets increase with an increase in Other liabilities / Borrowings / Lease liabilities	(1,062)	(3,480)
Property, plant and equipment acquisition with an increase in Other liabilities	(819)	(2,361)
Right-of-use asset initial recognition with an increase in Lease liabilities	(9,621)	(454)
Unpaid approved dividends	(8,697)	-
Income tax paid with tax certificates	(1,614)	(137)
Additional acquisition in subsidiary through a share swap agreement of non-controlling interest (Note 14.a and 14.c)	-	(40,000)

18            Fair value measurement of financial instruments

According to the classification included in Note 3.B of the Consolidated Financial Statements for the year ended December 31, 2025, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments recorded at amortized cost, the fair values are not materially different from their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2026:

	Fair value	Carrying amount
Trust funds (1)	57,280	55,733
Long-term borrowings (2)	905,332	926,085

(1)	It is included in the Other receivables line of the Condensed Consolidated Interim Statement of Financial Position. The fair value of these financial assets was calculated using a discounted cash flow method (Level 3).

(2)	Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value through other comprehensive income nor through profit or loss except for the fair value derivative disclosed in note 19, which is also valued through calculations under Level 2 hierarchy.

Other financial assets measured at fair value through profit or loss are included in Level 1 as defined in IFRS 13 and comprise primarily government securities, mutual funds and corporate bonds.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Financial risk factors

a)	Impact of conflict between Iran, Israel and United States

The escalation of conflicts between Iran, Israel and United States is disrupting international travel in the Middle East and affecting jet fuel prices globally. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel affecting countries generally served by the Company, mainly Armenia.

During the first six months of the year and till the issuance of these Condensed Consolidated Interim Financial Statements, there was no material impact on the operations of the airports operated by the Group. However, given the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent of the impact on the Company’s business, results of operations, financial position and liquidity is unknown. The Company continues to closely monitor the situation.

b)	Argentina economical context

As stated in Note 3A of the Consolidated Financial Statements for the year ended December 31, 2025, CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties. The estimated inflation rate for the six-month period ended June 30, 2026 was 17.0%, while there was a depreciation of Argentinean pesos against the US Dollars in the same period of 1.9%.

c)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 12). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these liabilities differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These borrowings are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings:

	At June 30, 2026	At December 31, 2025
Fixed rate (*)	768,060	804,256
Variable rate	305,433	290,962
	1,073,493	1,095,218

(*) As of June 30, 2026, includes USD 126.9 million of short-term borrowings (USD 120.5 million as of December 2025) and USD 641.2 million of long-term borrowings (USD 683.8 million as of December 31, 2025).

As stated in Note 3.A of the Consolidated Financial Statements for the year ended December 31, 2025, in July 2024, TA entered into interest rate swaps agreements with each Lender aiming to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to 100% of the principal drawn (EUR 82.8 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of that principal.

As of June 30, 2026, the fair value of the derivatives stands at EUR 1.0 million (equivalent to USD 1.1 million) (EUR 1.8 million, equivalent to USD 2.2 million as of December 31, 2025), which, net of deferred tax, impacts Other Comprehensive Income by EUR 0.7 million (equivalent to USD 0.8 million) (EUR 0.2 million, equivalent to USD 0.2 million as of June 30, 2025).

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

20            Subsequent events

TA – Acquisition of non-controlling participation

On July 1, 2026, TA acquired the non-controlling participation of Jet Fuel Co. S.r.l., for a total amount of EUR 0.8 million (equivalent to USD 0.9 million) increasing its participation from 51% to 100%.

CAAP – Dividend distribution

On August 18, 2026, the Board of Directors approved an interim dividend distribution of USD 150.0 million.

Corporación América Airports S.A. Unaudited Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2026 and 2025 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Glossary

Term	Definition
USD	U.S. Dollars
R$	Brazilian Reales
ARS	Argentine Peso
DRAM	Armenian Dram
EUR	Euro
AA2000	Aeropuertos Argentina 2000 S.A.
ACI	ACI Airport Sudamérica S.A.U.
Adjusted EBITDA	Net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization
Adjusted EBITDA excluding construction services	Net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization.
BROU	Banco de la República Oriental del Uruguay
CAAP	Corporación América Airports S.A.
CAER	Corporación Aeroportuaria S.A.
CAI	Corporación América International S.à r.l
CAIT	Corporación América Italia S.p.A.
CAISA	Consorcio Aeropuertos Internacionales S.A.
CGU	Cash-generating unit
Company	Corporación América Airports S.A.
EBITDA	Earnings before interest, taxes, depreciation and amortization
GOA	Government of Armenia
Group	The Company and its operating subsidiaries
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAB	Inframérica Concessionária do Aeroporto de Brasilia S.A.
IFRIC	IFRS Accounting Standards interpretations
IFRS	IFRS Accounting Standards
IPCA	Brazilian Consumer Price index
Lux GAAP	Luxembourg laws and regulations
Lenders	Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A, and Cassa Depositi e Prestiti S.p.A., Banca Nazionale del Lavoro S.p.A.
MULC	Mercado Único y Libre de Cambios
NYSE	New York Stock Exchange
OCI	Other comprehensive income
PDS	Puerta del Sur S.A.
SCF	Southern Cone Foundation
TA	Toscana Aeroporti S.p.A.
TAA	Transition Amendment Agreement
The Brazilian ANAC	Regulatory Authority of Civil Aviation in Brazil (“Agência Nacional de Aviação Civil”)
TJLP	Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)